SFI INTERNATIONAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets:

Cash	$	32,533
Prepaid Expenses		1,810
Total Current Assets		34,343
Total Assets	$	34,343

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:

Accounts Payable		152
Accrued Expenses		4,785
Total Current Liabilities		4,937
Total Liabilities		4,937

Members' Equity:

Contributed Capital		162,100
Accumulated Deficit		(132,694)
Total Members' Equity		29,406
Total Liabilities and Members' Equity	S	34,343

The accompanying notes are an integral part of these financial statements.